UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                _______________

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                                Sequenom, Inc.
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                               (Name of Issuer)


                    Common Stock, Par Value $.001 Per Share
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                        (Title of Class of Securities)


                                  817337 10 8
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                                (CUSIP Number)


                               February 14, 2003
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [  ]  Rule 13d-1(b)
     [X ]  Rule 13d-1(c)
     [  ]  Rule 13d-1(d)

                                _______________
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CUSIP No. 817337 10 8                                      Page  2 of 6 Pages
                                      13G
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Raddison Trustee Limited
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                               (b) |X|
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3         SEC USE ONLY

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4         CITIZENSHIP OR PLACE OF ORGANIZATION
              Cook Islands

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         NUMBER OF
          SHARES                5     SOLE VOTING POWER
       BENEFICIALLY                   2,220,972
         OWNED BY           ---------------------------------------------------
           EACH
         REPORTING              6     SHARED VOTING POWER
          PERSON                      -0-
           WITH             ---------------------------------------------------

                                7     SOLE DISPOSITIVE POWER
                                      2,220,972
                            ---------------------------------------------------

                                8     SHARED DISPOSITIVE POWER
                                      -0-
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,220,972
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                                                                   |_|

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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.64%
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12        TYPE OF REPORTING PERSON
          CO
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Item 1(a).   Name of Issuer

             Sequenom, Inc. (the "Issuer" or the "Company")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             3595 John Hopkins Court, San Diego, CA 92121

Item 2(a).   Name of Person Filing:

             This Schedule is filed by Raddison Trustee Limited.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             The principal business addresses of each executive officer and director of Raddison is as follows:

             Director:      Ms. Linda Gygax
             Address:       Bonhote Trust SA, 16 rue du Bassin,
                            2001 Neuchatel, Switzerland

             Director:      Ms. Denise Zwahlen
             Address:       Bonhote Trust SA, 16 rue du Bassin,
                            2001 Neuchatel, Switzerland

Item 2(c).   Place of Organization or Citizenship:

             Director:      Ms. Linda Gygax
             Citizenship:   Swiss

             Director:      Ms. Denise Zwahlen
             Citizenship:   Swiss

Item 2(d).   Title of Class of Securities

             Common Stock, par value $.001 per share

Item 2(e).   CUSIP Number:

             817337 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             N/A

Item 4.      Ownership

             Genelink is the direct owner of all of the shares described in this Item 4. Raddison is the sole stockholder of Genelink and may therefore be deemed to be the beneficial owner of such shares. Raddison nonetheless disclaims beneficial ownership of such shares.

             (a)  Amount beneficially owned: 2,220,972 shares

             (b)  Percent of class: 5.64%

             (c)  Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote 2,220,972 shares

                  (ii)  Shared power to vote or to direct the vote -0-

                  (iii) Sole power to dispose or to direct the disposition of
                        2,220,972 shares

                  (iv) Shared power to dispose or to direct the disposition of -0-

Item 5.      Ownership of Five Percent or Less of a Class

             N/A

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

             See Exhibit.

Item 8.      Identification and Classification of Members of the Group

             N/A

Item 9.      Notice of Dissolution of Group

             N/A

Item 10.     Certification

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   January 24, 2003
                                           -----------------------------------
                                                        (Date)


                                           RADDISON TRUSTEE LIMITED


                                           By:  /s/ Linda S. Gygax
                                                ------------------------------
                                           Name:  Linda S. Gygax
                                           Title: Director

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                                    EXHIBIT

Genelink Holdings Limited, British Virgin Islands